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                                                        Exhibit 99(c)(5)

           [LETTERHEAD OF CELLULAR COMMUNICATIONS INTERNATIONAL, INC.]

                                        December 1, 1998


Mannesmann AG
Olivetti S.p.A.
c/o Willkie Farr & Gallagher
787 Seventh Avenue
New York, New York

Attention: Steven A. Seidman

PRIVILEGED AND CONFIDENTIAL

Gentlemen:

            In connection with your consideration of a possible transaction with Cellular Communications of International, Inc. (the "Company"), you have requested information concerning the Company. As a condition to your being furnished such information, you agree to treat any information concerning the Company (whether prepared by the Company, its advisors or otherwise) which is furnished to you by or on behalf of the Company (herein collectively referred to as the "Evaluation Material") in accordance with the provisions of this letter and to take or abstain from taking certain other actions herein set forth. The term "Evaluation Material" does not include information which (i) is already in your possession, provided that such information is not known by you to be subject to another confidentiality agreement with or other obligation of secrecy to the Company or another party, or (ii) becomes generally available to the public other than as a result of a disclosure by you or your directors, officers, employees, agents or advisors, or (iii) becomes available to you on a non-confidential basis from a source other than the Company or its advisors, provided that such source is not known by you to be bound by a confidentiality agreement with or other obligation of secrecy to the Company or another party.

            You hereby agree that the Evaluation Material will be used solely for the purpose of evaluating a possible transaction between the Company and you, and that such information will be kept confidential by you and your advisors; provided, however, that (i) any of such information may be disclosed to your directors, officers, employees, affiliates, agents, counsel, accountants, advisors or representatives


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      December 1, 1998
      Page 2


("Representatives"), to the extent necessary to permit such Representatives to assist you in evaluating a possible transaction between the Company and you, provided, however, that you shall require each such Representative to be bound by the terms of this Agreement to the same extent as if they were parties hereto, and (ii) disclosure of such information may be made to which the Company consents in writing. You shall be responsible for any breach of this letter agreement by you or any of your Representatives.

            In the event that you or anyone to whom you transit any Evaluation Material are requested or required to disclose any Evaluation Material by legal process or in connection with any legal proceedings, you agree that you will provide prompt written notice of such request or requirement to the Company so that the Company may take whatever steps it deems appropriate concerning disclosure of this information, including requesting entry of appropriate protective orders and/or waiving compliance with the provisions of this agreement. In the event that no such protective order or other remedy is obtained, or that the Company waives compliance with the terms of this agreement, you and your advisors will furnish only that portion of the information which, upon advice of counsel, is required to be provided and will exercise your best efforts, at the Company's expense, to obtain reliable assurance that the Evaluation Material will be afforded confidential treatment.

            In addition, without the prior written consent of the Company, you will not, and will direct such directors, officers, employees and representatives not to, disclose to any person either the fact that discussions or negotiations are taking place concerning a possible transaction between the Company and you or any of the terms, conditions, or other facts with respect to any such possible transaction, including the status thereof.

            Although the Company has endeavored to include in the Evaluation Material information known to it which it believes to be relevant for the purposes of your investigation, you understand that neither the Company nor any of its representatives or advisors have made or make any representation or warranty as to the accuracy or completeness of the Evaluation Material. You agree that neither the Company nor its representatives or advisors shall have any liability to you or any of your representatives or advisors resulting from the use of the Evaluation Material.
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      December 1, 1998
      Page 3


            You agree that, for a period of one year from the date of this letter, you and your affiliates will not solicit for employment any employee of the Company with whom you have had contact or who became known to you or your affiliates in connection with your consideration of the transaction; provided, however, that the foregoing provision will not prevent you or your affiliates from employing any such person who contacts you on his or her own initiative or in response to a general advertisement without any personal solicitation by or encouragement from you.

            In the event that you do not proceed with the transaction which is the subject of this letter within a reasonable time, you shall promptly redeliver to the Company all written Evaluation Material and any other written material containing or reflecting any information in the Evaluation Material (whether prepared by the Company, its advisors or otherwise) and will not retain any copies, extracts or other reproductions in whole or in part of such written material or any electronic or digital media incorporating such material ("Electronic Media"). All documents, memoranda, notes and other writings whatsoever or any electronic media prepared by you or your advisors based on the information in the Evaluation Material shall be destroyed or completely removed from your computer systems and such destruction or removal shall be certified in writing to the Company by an authorized officer supervising such destruction.

            You agree that unless and until a definitive agreement between the Company and you with respect to any transaction referred to in the first paragraph of this letter has been executed and delivered, neither the Company nor you will be under any legal obligation of any kind whatsoever with respect to such a transaction by virtue of this or any written or oral expression with respect to such a transaction by any of its directors, officers, employees, agents or any other representatives or its advisors or representatives thereof except, in the case of this letter, for the matters specifically agreed to herein. The agreement set forth in this paragraph may be modified or waived only by a separate writing by the Company and you expressly so modifying or waiving such agreement.
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      December 1, 1998
      Page 4


            This letter shall be governed by, and constructed in accordance with, the laws of the State of New York.

Very truly yours,


CELLULAR COMMUNICATIONS INTERNATIONAL, INC.

By: /s/ Jeffrey G. Wyman
    ---------------------------------------
    Name: Jeffrey G. Wyman
    Title: Assistant General Counsel


Accepted and Agreed to:


Mannesmann AG

By: /s/ Kurt Kinzius
    ---------------------------------------
Date: December 1, 1998


Olivetti S.p.A.

By: /s/ Marco De Benedetti
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Date: December 10, 1998